EXHIBIT 99.1

illumin Announces Integration of its Journey Advertising Platform with Meta Facebook and Instagram to offer connected Social Advertising

New features bring social in-platform, consolidating multi-channel campaign transactions and providing connected journey advertising intelligence alongside Open Web (video, native, display, audio, CTV), and DOOH.

TORONTO and NEW YORK, Oct. 16, 2023 (GLOBE NEWSWIRE) -- illumin Holdings Inc. (TSX: ILLM) (“illumin” or “Company”), a Journey Advertising technology company that empowers marketers and lets them make smarter decisions about communicating with online consumers, today introduced new functionality for its journey advertising platform by establishing a fully integrated connection with Meta to provide new Facebook and Instagram capabilities allowing end-to-end Social Advertising.

With this latest product update, illumin expands connected journeys with its first social capabilities. The new feature brings Facebook and Instagram advertisements directly onto the intuitive journey advertising platform, offering consumers an enhanced experience while providing marketers with connected journey advertising intelligence. Marketers can now create, launch, manage, and report on their Facebook and Instagram campaigns within illumin and seamlessly pass their Open Web audiences into social campaigns through an intuitive, connected interface.

“This integration makes illumin’s platform a true one-stop shop by letting advertisers manage their Open Web and Social campaigns from a singular, connected interface,” said Rachel Kapcan, Chief Product Officer at illumin. “This social integration is the first step of many in creating a platform made for how marketers always wished they could work – and further solidifies illumin as the number one journey advertising provider.”

About illumin

illumin is a journey advertising platform that lets marketers reach consumers at every stage of their journey through advanced machine learning algorithms and real-time data analytics. The company’s mission: illuminate the path for brands to connect with their customers through the power of data-driven journey advertising. Headquartered in Toronto, Canada, illumin serves clients across North America, Latin America, and Europe.

For further information, please contact:

Tony Vlismas, VP Marketing
illumin | press@illumin.com

Steve Hosein, Investor Relations Coordinator
illumin | investors@illumin.com

Babak Pedram, Investor Relations – Canada
Virtus Advisory Group Inc. | bpedram@virtusadvisory.com

David Hanover, Investor Relations – U.S.
KCSA Strategic Communications | dhanover@kcsa.com

Disclaimer in regard to forward-looking statements:

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward-looking statements. Except as required by law, the Company does not intend and undertakes no obligation to update any forward-looking statements to reflect, in particular, new information or future events.